Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

DAIICHI SANKYO to Amend the Articles of Incorporation

Tokyo, May 26, 2006 – DAIICHI SANKYO COMPANY, LIMITED (hereinafter “DAIICHI SANKYO”) decided at its May 26, 2006 board of directors meeting that a amendment to the company’s Articles of Incorporation will be tabled for discussion at the company’s first ordinary general meeting of shareholders scheduled for June 29, 2006.

1. Purpose of Amendments to the Articles of Incorporation

The following amendments to the current Articles of Incorporation have been proposed in accordance with the enforcement of the “Corporation Law” (Law No. 86, 2005) and the “Law concerning Adjustment etc. of related laws accompanying with the Enforcement of the Corporation Law” (Law No. 87, 2005. “Adjustment Law”) of Japan, both effective May 1st, 2006.

(1)	The Company proposes to establish Article 4 (Company Organs) for the purpose of setting up company organs in the Company in accordance with the Corporation Law.

(2)	The Company proposes to amend the provision of Article 4 of the current Articles of Incorporation so that the Company may adopt an electronic public notice which has better public notification function and may contribute to cost saving for notice, and also adopt the method of supplementary notice.

(3)	The Company proposes to establish Article 8 (Issuance of Share Certificates) in order to provide that the Company shall issue the share certificates in accordance with the Corporation Law.

(4)	The Company proposes to establish Article 10 (Restrictions on Rights pertaining to Share Less Than One Unit) so as to restrict the rights for share less than one unit to the reasonable range.

(5)	The Company, taken into consideration of spread of the Internet, proposes to establish Article 17 (Disclosure of Reference Materials for a General Shareholders Meeting on the Internet and Deemed Provision) so that the Company may provide the reference documents for a General Shareholders Meeting etc. by disclosing them on the Internet in accordance with ordinances of Ministry of Justice.

(6)	The Company proposes to establish Article 25 (Omission of Resolution of the Board of Directors) n order for the Board of Directors to act flexibly.

(7)	The Company proposes to establish Article 31 (Effect of Pre-Election of Supplemental Corporate Auditors) and delete Article 30 (Supplemental Corporate Auditor) of the current Articles of Incorporation so that pre-election of Supplemental Corporate Auditors may be effective until the opening of the Ordinary General Meeting of Shareholders held in connection with the business year which ends within four years after he/she is elected.

(8)	The Company proposes to establish Article 36 (Release of Liabilities of Outside Corporate Auditors) for the purpose that the Company may execute an agreement with Outside Corporate Auditors to limit their liabilities in order for Outside Corporate Auditors to be able to exercise their role as expected.

(9)	The Company proposes to delete the supplemental provisions which set forth when the Company was established because they are no longer needed.

(10)	In addition to the above, in accordance with the enforcement of the Corporation Law and Adjustment Law, the Company proposes to adjust the provisions, change the number of provisions accompanying with addition and deletion of provisions in the Articles of Incorporation, and change the words and expressions as necessary.

2. Details of Amendments

Amendments to the Articles of Incorporation are as attached.

3. Schedule for Amendments to the Articles of Incorporation

(1) Resolution at ordinary general meeting of shareholders	June 29, 2006

(2) Proposed effective date	June 29, 2006

[Attachment]

    Details of amendments to the Articles of Incorporation

(The contents of proposed amendments are underlined)

Current Articles of Incorporation	Proposed Amendments

Chapter 1 General Rules	Chapter 1 General Rules

Article 1 to Article 3 (Omitted)	Article 1 to Article 3 (Same as at present)

(New)	Article 4 (Company Organs)

The Company shall set up, in addition to the General Shareholders Meeting and Directors, the following company organs:

(1) Board of Directors

(2) Corporate Auditor

(3) Board of Corporate Auditors

(4) Accounting Auditor

Article 4 (Method of Public Notice)	Article 5 (Method of Public Notice)

Public Notice of the Company shall be inserted in The Nihon Keizai Shinbun.	The method of public notices of the Company shall be electronic public notice; provided, however, that if the method of electric public notice shall not be available due to any trouble or other unavoidable circumstances, notices shall be given by publication in The Nihon Keizai Shinbun.

Chapter 2 Shares	Chapter 2 Shares

Article 5 (Total Number of Shares)	Article 6 (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be two billion and eight hundred million (2,800,000,000). If shares are retired, the number of such shares shall be decreased.	The total number of shares authorized to be issued by the Company shall be two billion and eight hundred million (2,800,000,000).

Article 6 (Acquisition of Treasury Stock)	Article 7 (Acquisition of Treasury Stock)

The Company may purchase treasury stock by resolution of the Board of Directors in accordance with Item 2, Paragraph 1, Article 211-3 of the Commercial Code.	The Company may acquire treasury stock by market transactions etc. by resolution of the Board of Directors in accordance with Article 165, Paragraph 2 of the Corporation Law.

(New)	Article 8 (Issuance of Share Certificates)

The Company shall issue the share certificates for the Company’s share.

Article 7 (Number of Shares constituting One Unit)	Article 9 (Number of Shares constituting One Unit and Non Issuance of Share Certificates for Shares Less Than One Unit)

The number of shares constituting one unit of the Company shall be one hundred (100).	9.1 The number of shares constituting one unit of the Company shall be one hundred (100).

9.2 Notwithstanding the previous paragraph, the Company shall not issue any share certificates representing shares less than one unit (“Shares Less Than One Unit”); provided, however, that this paragraph shall not be applied if Share Handling Regulation provides otherwise.

Article 8 (Non Issuance of Share Certificates for Shares Less Than One Unit)	(Delete)

The Company shall not issue share certificates for any shares less than one unit (“Shares Less Than One Unit”); provided, however, that if Share Handling Regulation provides otherwise, this Article shall not be applied.

(New)	Article 10 (Restrictions on Rights pertaining to Share Less Than One Unit)

Shareholders of the Company (including beneficial shareholders. Same shall apply hereinafter.) are unable to exercise any rights pertaining to Shares Less Than One Unit which they own except the following rights:

(1) rights provided for in the items listed in Article 189, Paragraph 2 of the Corporation Law

(2) a right to make a request pursuant to Article 166, Paragraph 1 of the Corporation Law

(3) a right to be allotted offered shares and offered stock acquisition rights in proportion to the number of shares owned by shareholders

(4) a right to make a request as provided for in the following Article

Article 9 (Additional Purchase of Shares Less Than One Unit)	Article 11 (Additional Purchase of Shares Less Than One Unit)

Shareholders who hold the Shares Less Than One Unit of the Company (including beneficial shareholders. Same shall apply hereinafter.) may request, as set forth in the Share Handling Regulation, the Company to sell the number of shares that will constitute one unit when combined with the Shares Less Than One Unit held by such shareholder.	Any shareholders of the Company may request, as set forth in the Share Handling Regulation, the Company to sell the number of shares that will constitute one unit when combined with the Shares Less Than One Unit held by such shareholder.

Article 10 (Transfer Agent)	Article 12 (Share Registrar)

10.1 The Company shall have a transfer agent for its shares.	12.1 The Company shall have a share registrar.

10.2 The transfer agent and its business place shall be determined by a resolution of the Board of Directors, and shall be placed for the public notice.	12.2 The share registrar and its handling place of business shall be determined by a resolution of the Board of Directors.

10.3 The register of shareholders and the register of beneficial shareholders of the Company (collectively, “Register of Shareholders, etc.”) and the register of lost-share-certificate shall be maintained at the business place of the transfer agent, and the Company shall have the transfer agent undertake, and the Company shall not undertake, all business relating to shares such as entry of name change of shareholders in the Register of Shareholders, etc., purchase and additional purchase of Shares Less Than One Unit, and procedures for invalidating share certificates.	12.3 The preparation and keeping of the register of shareholders (including the register of beneficial shareholders. Same shall apply hereinafter.), the register of stock acquisition rights and the register of lost-share-certificate of the Company and other business relating to the register of shareholders, the register of stock acquisition rights and the register of lost-share-certificate shall be delegated to the share registrar and shall not be handled by the Company.

Article 11 (Share Handling Regulation)	Article 13 (Share Handling Regulation)

Matters relating to shares such as denominations of share certificates, entry of name change of shareholders in the Register of Shareholders, etc., purchase and additional purchase of Shares Less Than One Unit, and procedures for invalidating share certificates shall be governed by the Share Handling Regulation established by the resolution of the Board of Directors.	Handling and fees relating to shares of the Company shall be governed by the Share Handling Regulation established by the resolution of the Board of Directors, in addition to laws and ordinances or the Articles of Incorporation.

Article 12 (Record Date)	(Delete)

12.1 The Company shall deem the shareholders having voting rights who are registered or recorded on the final Register of Shareholders, etc., as of March 31 each year to be the shareholders eligible to exercise voting rights at the Ordinary General Meeting of Shareholders for the accounting period.

12.2 The Company may set a record date by the resolution of the Board of Directors upon giving prior public notice thereof for determination of the shareholders eligible to receive Interim Dividends provided for in Article 39 hereof or for other necessities.

Chapter 3 General Shareholders Meeting	Chapter 3 General Shareholders Meeting

Article 13 (Convocation)	Article 14 (Convocation)

13.1 The Ordinary General Meeting of Shareholders shall be convened in June every year, and an Extraordinary General Meeting of Shareholders shall be convened at any time as necessary.	(Same as Article 13 of current Articles of Incorporation)

13.2 The General Shareholders Meeting shall be held at the place where the principal office is located or other places in the wards within Tokyo.

(New)	Article 15 (Record Date)

Record date for voting at an Ordinary General Shareholders Meeting of the Company shall be March 31 every year.

Article 14 (Person to Convene and Chairperson)	Article 16 (Person to Convene and Chairperson)

A President and Representative Director shall convene a General Shareholders Meeting pursuant to the resolution of the Board of Directors and act as chairperson thereof. If the President and Representative Director is unable to so act, one of the other Representative Directors shall act as chairperson pursuant to the resolution of the Board of Directors.	(Same as Article 14 of current Articles of Incorporation)

(New)	Article 17 (Disclosure of the Reference Materials for a General Shareholders Meeting on the Internet and Deemed Provision)

The Company may, in convening a General Shareholders Meeting, deem to provide information with respect to items which should be described or displayed in the reference materials for the General Shareholders Meeting, business reports, financial statements and consolidated financial statements by disclosing them on the Internet in accordance with ordinances of the Ministry of Justice.

(New)	Article 18 (Method of Resolution)

18.1 Resolutions of a General Shareholders Meeting shall be adopted by a majority of voting rights of the shareholders present who are entitled to exercise their voting rights, unless otherwise provided by laws and ordinances or by the Articles of Incorporation.

18.2 Any resolution provided for in Article 309, Paragraph 2 of the Corporation Law shall be adopted by no less than two-thirds (2/3) of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of shareholders who are entitled to exercise their voting rights.

Article 15 (Exercise of Voting Rights by Proxy)	Article 19 (Exercise of Voting Rights by Proxy)

15.1 Shareholders or their legal representative may appoint another shareholder having voting rights of the Company as their proxy and exercise their voting rights through the proxy; provided, however, that the number of the proxy shall be limited to one (1).	(Same as Article 15 of current Articles of Incorporation)

15.2 In the event of the previous paragraph, the shareholders or the proxy must submit to the Company a document establishing power of representation for each General Shareholders Meeting.

Article 16 (Method of Resolution)	(Delete)

16.1 Resolutions at the General Shareholders Meeting shall be adopted by a majority of voting rights of shareholders present, unless otherwise provided by laws and ordinances or by these Articles of Incorporation.

16.2 For the special resolution provided for in Article 343 of the Commercial Code, shareholders representing at least one-third (1/3) of voting rights of all shareholders shall be present, and the special resolution shall be adopted by at least two-thirds (2/3) of the voting rights represented by such shareholders present.

Article 17 (Minutes of General Shareholders Meeting)	(Delete)

The proceedings of the General Shareholders Meeting shall be registered or recorded in the minutes with printed name and seal affixed or electronic signature affixed by the chairperson and Directors present, and the minutes shall be maintained at the Company.

Chapter 4 Director and Board of Directors	Chapter 4 Director and Board of Directors

Article 18 (Number)	Article 20 (Number)

The number of Directors shall be fourteen (14) or less.	(Same as Article 18 of current Articles of Incorporation)

Article 19 (Election)	Article 21 (Method of Election)

19.1 Directors shall be elected at the General Shareholders Meeting.	21.1 Directors shall be elected at the General Shareholders Meeting.

19.2 Directors shall be elected by a majority of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of all shareholders.	21.2 Directors shall be elected by a majority of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of shareholders who may are entitled to exercise the voting rights.

19.3 No cumulative voting shall be used for a resolution of the election of Directors.	21.3 No cumulative voting shall be used for a resolution of elections of Directors.

Article 20 (Term of Office)	Article 22 (Term of Office)

20.1 The term of office of each Director shall expire at the close of the Ordinary General Meeting of Shareholders held for the accounting period last to expire within one (1) year subsequent to his/her assumption of office.	22.1 The term of office of each Director shall expire at the close of the Ordinary General Meeting of Shareholders with respect to the last business year ending within one (1) year after he/she is elected.

20.2 The term of office of a Director who was elected for increasing the number of Directors or filling a vacancy of the Director having retired from office before expiration of his/her office shall expire upon the expiration of the term of office of other Directors in service.	22.2 The term of office of a Director who was elected for increasing the number of Directors or filling a vacancy of the Director having retired from office before expiration of his/her office shall expire upon the expiration of the term of office of other Directors in service.

(New)	Article 23 (Representative Director and Executive Director)

23.1 The Board of Directors, by its resolution, shall appoint the Representative Director

23.2 The Board of Directors, by its resolution, may appoint a Chair, Presidents, Vice Presidents, Senior Managing Directors and Managing Directors.

Article 21 (Convocation of the Board of Directors)	Article 24 (Convocation of the Board of Directors)

21.1 A notice to convene the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days before the meeting date; provided, however, that such period may be shortened in cases of emergency.	(Same as Article 21 of current Articles of Incorporation)

21.2 A meeting of the Board of Directors may be held without the procedures of convocation, if consented to by all the Directors and Corporate Auditors.

Article 22 (Method of Resolution)	(Delete)

The resolution of the Board of Directors shall be adopted by majority of votes of Directors present who constitute majority in number of all Directors.

(New)	Article 25 (Omission of Resolution of Board of Directors)

The Company shall deem that a resolution of the Board of Directors has been adopted in case that the requirement by Article 370 of the Corporation Law has been satisfied.

Article 23 (Authority of Board of Directors)	Article 26 (Authority of Board of Directors)

The Board of Directors of the Company shall determine administration of affairs of the Company and supervise the performance of duties by the Directors.	(Same as Article 23 of current Articles of Incorporation)

Article 24 (Representative Director and Executive Director)	(Delete)

24.1 Directors to represent the Company shall be appointed by the resolution of the Board of Directors.

24.2 The Board of Directors may appoint a Chairman, Presidents, Executive Vice-presidents, Executive Managing Directors and Managing Directors.

Article 25 (Minutes of Board of Directors)	(Delete)

An outline of the course of proceedings at each Board of Directors’ meeting and results thereof shall be registered or recorded in the minutes with printed name and seal affixed or electronic signature affixed by Directors and Corporate Auditors present.

(New)	Article 27 (Regulation of the Board of Directors)

Matters other than those provided in this Chapter shall be governed by the Regulation of the Board of Directors established by the Board of Directors.

Article 26 (Release of Liabilities of Outside Directors)	Article 28 (Release of Liabilities of Outside Directors)

The Company may enter into an agreement with an Outside Director for limitation of liabilities for damages due to acts set forth in Item 5, Paragraph 1, Article 266 of the Commercial Code in accordance with the provisions of Paragraph 19, Article 266 of the Commercial Code; provided, however, that the maximum amount of liabilities for damages under such agreement shall be as provided by laws and ordinances.	The Company may enter into an agreement with an Outside Director for limitation of liabilities for damages due to failure of his/her duty, in accordance with the provisions of Article 427, Paragraph 1 of the Corporation Law; provided, however, that the maximum amount of liabilities for damages under such agreement shall be as provided by laws and ordinances.

Article 27 (Regulation of the Board of Directors)	(Delete)

Matters other than those provided in this Chapter shall be governed by the Regulation of the Board of Directors established by the Board of Directors.

Chapter 5 Corporate Auditor and Board of Corporate Auditors	Chapter 5 Corporate Auditor and Board of Corporate Auditors

Article 28 (Number)	Article 29 (Number)

The number of Corporate Auditors shall be four (4) or less.	(Same as Article 28 of current Articles of Incorporation)

Article 29 (Election)	Article 30 (Method of Election)

29.1 Corporate Auditors shall be elected at the General Shareholders Meeting.	30.1 Corporate Auditors shall be elected at the General Shareholders Meeting.

29.2 Corporate Auditors shall be elected by a majority of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of all shareholders.

30.2 Corporate Auditors shall be elected by a majority of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of shareholders who are entitled to exercise their voting rights.

(New)	Article 31 (Effect of Pre-Election of Supplemental Corporate Auditors)

Pre-election of Supplemental Corporate Auditors shall be effective until the opening of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within four (4) years after he/she is elected.

(Delete)

Article 30 (Supplemental Corporate Auditor)

30.1 The Company may elect a supplemental Corporate Auditor in advance at the Ordinary General Meeting of Shareholders to prepare for an event where the number of Corporate Auditors falls below the number required by laws and ordinances.

30.2 A supplemental Corporate Auditor shall be elected by a majority of the voting rights represented by the shareholders present who shall have no less than one-third (1/3) of the voting rights of all shareholders at the General Shareholders Meeting.

30.3 Election of a supplemental Corporate Auditor provided for in this Article, paragraph 1 shall be effective until the opening of the Ordinary General Meeting of Shareholders to be held immediately following such election.

Article 31 (Term of Office)	Article 32 (Term of Office)

31.1 The term of office of each Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders held for the accounting period last to expire within four (4) years subsequent to his/her assumption of office.	The term of office of each Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within four (4) years after he/she is elected.

31.2 The term of office of a Corporate Auditor who was appointed for filling a vacancy of the Corporate Auditor having retired from office before expiration of his/her office shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

31.3 The term of office of a supplemental Corporate Auditor who was appointed in advance as provided for in Article 30.1 shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

Article 32 (Convocation of the Board of Corporate Auditors)	(Delete)

32.1 A notice to convene the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days before the meeting date; provided, however, that such period may be shortened in cases of emergency.

32.2 A meeting of the Board of Corporate Auditors may be held without the procedures of convocation, if consented to by all the Corporate Auditors.

Article 33 (Method of Resolution)	(Delete)

The resolution of the Board of Corporate Auditors shall be adopted by majority of votes of Corporate Auditors unless otherwise provided by laws and ordinances.

Article 34 (Minutes of Board of Corporate Auditors)	(Delete)

An outline of the course of proceedings at each Board of Corporate Auditors’ meeting and results thereof shall be registered or recorded in the minutes with printed name and seal affixed or electronic signature affixed by Corporate Auditors present.

Article 35 (Full-Time Corporate Auditor)	Article 33 (Full-Time Corporate Auditor)

Corporate Auditors shall by mutual agreement appoint a Full-Time Corporate Auditor from among themselves.	Corporate Auditor, by a resolution of the Board of Corporate Auditors, shall appoint a Full-Time Corporate Auditor.

(New)	Article 34 (Convocation of the Board of Corporate Auditors)

34.1 A notice to convene the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days before the meeting date; provided, however, that such period may be shortened in cases of emergency.

34.2 A meeting of the Board of Corporate Auditors may be held without the procedures of convocation, if consented to by all the Corporate Auditors.

Article 36 (Regulation of Board of Corporate Auditors)	Article 35 (Regulation of Board of Corporate Auditors)

Matters other than those provided in this Chapter shall be governed by the Regulation of Board of Corporate Auditors established by the Board of Corporate Auditors.	(Same as Article 36 of current Articles of Incorporation)

(New)	Article 36 (Release of Liabilities of Outside Corporate Auditors)

The Company may enter into an agreement with an Outside Corporate Auditor for limitation of liabilities for damages due to failure of his/her duty, in accordance with the provisions of Article 427, Paragraph 1 of the Corporation Law; provided, however, that the maximum amount of liabilities for damages under such agreement shall be as provided by laws and ordinances.

Chapter 6 Accounts	Chapter 6 Accounts

Article 37 (Business Year and Settlement of Accounts)	Article 37 (Business Year)

37.1 The business year of the Company shall commence on April 1 every year and end on March 31 of the following year.	The business year of the Company shall commence on April 1 every year and end on March 31 of the following year.

37.2 The accounts shall be settled at the final day of each business year.

Article 38 (Dividend)	Article 38 (Payment of Surplus)

The dividend shall be paid to shareholders or registered pledgees registered or recorded in the final Register of Shareholders, etc., as of the last day of each business year.	38.1 The Company may, by a resolution of the Ordinary General Meeting of Shareholders, distribute its surplus, the record date of which shall be March 31 every year.

38.2 The Company may, by the resolution of Board of Directors, pay interim dividend as set forth in Article 454, Paragraph 5 of the Corporation Law, the record date of which shall be September 30 every year.

Article 39 (Interim Dividend)	(Delete)

The Company may declare distribution of money (“Interim Dividend”) provided for in Article 293-5 of the Commercial Code by the resolution of the Board of Directors to the shareholders and registered pledgees registered or recorded in the final Register of Shareholders, etc., as of September 30 every year.

Article 40 (Annulment Term)	Article 39 (Annulment Term)

The Company is exempted from liability for paying dividend and Interim Dividend if the same remains uncollected after three (3) years have elapsed from the first date on which such dividend and Interim Dividend became payable.	The Company is exempted from liability for paying dividend at the end of a business year and interim dividend if the same remains uncollected after three (3) years have elapsed from the first date on which such dividend and interim dividend became payable.

Supplemental Provisions

Article 1 (Shares to be Issued upon Incorporation)	(Delete)

1.1 The Company shall be incorporated by way of share transfer pursuant to Article 364 of the Commercial Code.

1.2 The class of shares to be issued upon incorporation of the Company shall be common stock and the number of shares thereof shall be 771,498,064 shares.

1.3 Notwithstanding the immediately preceding paragraph, if Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) and Sankyo Company, Limited (“Sankyo”) cancel their treasury shares respectively and if Daiichi and Sankyo have newly issued shares of common stock respectively upon exercise of stock subscription rights and stock acquisition rights respectively issued by Daiichi and Sankyo, from the day immediately following March 31, 2005 (the “Calculation Date”) to the day immediately preceding the scheduled share transfer date, the number of shares to be issued upon the Share Transfer shall be the sum of Items 1 and 2 below with fractional shares less than one (1) share rounded downwards.

(1)    286,453,235 minus the number of treasury shares that Daiichi has canceled since the day immediately following the Calculation Date plus the number of shares of common stock of Daiichi newly issued after the day immediately following the Calculation Date upon exercise of stock subscription rights and stock acquisition rights issued by Daiichi, multiplied by one point one five nine (1.159).

(2)    439,498,765 minus the number of treasury shares that Sankyo has canceled since the day immediately following the Calculation Date plus the number of shares of common stock of Sankyo newly issued after the day immediately following the Calculation Date upon exercise of stock acquisition rights issued by Sankyo.

Article 2 (First Business Year)

Notwithstanding the provisions of Article 37, the first business year of the Company shall commence on the date of incorporation of the Company and end on March 31, 2006.

Article 3 (Term of Office of First Corporate Auditors)

Notwithstanding the provision of Article 31.1, the term of office of first Corporate Auditors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders held for the accounting period last to expire within one (1) year subsequent to his/her assumption of office.